Exhibit 99.3

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR HOLDERS OF OUR SUBORDINATE VOTING SHARES

The following is a summary of certain material U.S. federal income tax considerations of the ownership and disposition of the Verses AI Inc. Class A Subordinate Voting Shares (the “Subordinate Voting Shares”) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (“IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

Unless the context otherwise requires, references in this summary to the “Company”, “we”, “us” and “our” includes Verses AI Inc. and each of its material subsidiaries, as the context requires.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local jurisdiction, non-U.S., or under any U.S. non-income tax laws (e.g., estate or gift tax) or the Medicare tax. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

●	persons subject to the alternative minimum tax;

●	accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

●	tax-exempt organizations and government organizations;

●	“qualified foreign pension funds” as defined in Section 897(1)(2) of the Code, entities all of the interests of which are held by qualified foreign pension funds and tax-qualified retirement plans;

●	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

●	brokers or dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or long-term residents of the United States;

●	persons who hold the Subordinate Voting Shares as a position in a hedging transaction, “straddle,” “conversion transaction,” synthetic security, or other risk reduction transaction;

●	persons who hold or receive our Subordinate Voting Shares pursuant to the exercise of any option or otherwise as compensation;

●	persons who do not hold the Subordinate Voting Shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

●	persons deemed to sell the Subordinate Voting Shares under the constructive sale provisions of the Code.

In addition, if a partnership (or other entity or arrangement classified as a pass-through or disregarded entity for U.S. federal income tax purposes) holds our Subordinate Voting Shares, the tax treatment of a partner or member in the partnership or other entity generally will depend on the status of the partner or member and upon the activities of the partnership or other entity or arrangement. A partner or member in a partnership that will hold our Subordinate Voting Shares should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership and disposition of our Subordinate Voting Shares through a partnership or other entity or arrangement.

You are urged to consult your tax advisor with respect to the application of all aspects of United States tax laws to your particular situation, including without limitation any tax considerations of the purchase, ownership and disposition of our Subordinate Voting Shares arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Classification as a United States Corporation for United States Federal Income Tax Purposes

Although we are, and will continue to be, a Canadian corporation, we are classified as a United States domestic corporation for United States federal income tax purposes under Section 7874(b) of the Code and are subject to United States federal income tax on our worldwide income. The remaining discussion assumes that we will be classified as a domestic corporation for all United States federal income tax purposes.

United States Holders

The following discussion applies to you if you are a “United States Holder.” As used herein, the term “United States Holder” means a beneficial owner of our Subordinate that is, for United States federal income tax purposes, any of the following:

● an individual citizen or resident of the United States;

● a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

● an estate the income of which is subject to United States federal income taxation regardless of its source; or

● a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Taxation of Distributions

The Company has never declared nor paid cash dividends on the Subordinate Voting Shares, and does not currently anticipate paying any dividends on the Subordinate Voting Shares. However, if we do make distributions on the Subordinate Voting Shares, any gross amount of distributions to United States Holders of those shares (including any amounts withheld to reflect Canadian withholding taxes) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your tax basis, and to the extent the amount of the distribution exceeds your tax basis, the excess will be treated as capital gain realized on a sale or exchange of the Subordinate Voting Shares, as described under “—Taxation of Capital Gains” below.

Dividends distributed to a United States Holder that is a taxable corporation will generally qualify for the dividends received deduction if certain conditions (including the requisite holding period) are satisfied. Dividends distributed to a non-corporate United States Holder will generally constitute “qualified dividend income” that under current law will be subject to United States federal income tax at long-term capital gain rates, if certain conditions (including the requisite holding period) are satisfied. If the requisite conditions are not satisfied, corporate United States Holders generally would be subject to United States federal income tax on the entire dividend amount; non-corporate United States Holders generally would be subject to United States federal income tax on such dividend at ordinary income tax rates instead of the reduced rates that apply to “qualified dividend income.”

The amount of any dividend paid in Canadian dollars will equal the United States dollar value of the Canadian dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Canadian dollars are converted into United States dollars. If the Canadian dollars received as a dividend are converted into United States dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into United States dollars on the date of receipt, you will have a basis in the Canadian dollars equal to their United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as United States source ordinary income or loss.

Dividends received by you generally will not be subject to United States withholding tax, but may be subject to Canadian withholding tax. In the event we pay any dividends, they will be treated as income from sources within the United States for purposes of the foreign tax credit rules under the Code. Accordingly, United States Holders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, such United States Holders have an excess foreign tax credit limitation. The application of foreign tax credit rules is highly complex. A prospective investor is encouraged to consult its own tax advisors regarding all aspects of the application of those rules in this context.

Taxation of Capital Gains

For United States federal income tax purposes, you generally will recognize taxable gain or loss on any sale or exchange of the Subordinate Voting Shares in an amount equal to the difference between the amount realized for the Subordinate Voting Shares and your tax basis in the Subordinate Voting Shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the Subordinate Voting Shares for more than one year. Long-term capital gains of non-corporate United States Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by United States Holders will generally be treated as United States source gain or loss. Consequently, United States Holders may not be able to use the foreign tax credit arising from any Canadian tax imposed on the disposition of the Subordinate Voting Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. The application of foreign tax credit rules is highly complex. A prospective investor is encouraged to consult its own tax advisors regarding all aspects of the application of those rules in this context.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to dividends paid to a United States Holder and to the proceeds of the sale or other disposition of the Subordinate Voting Shares, unless the United States Holder is an exempt recipient. Backup withholding may apply to such payments if the United States Holder fails to provide a taxpayer identification number (generally, on a properly completed IRS Form W-9) or a certification of exempt status, or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the United States Holder’s U.S. federal income tax liability, provided that the holder timely furnishes the required information to the IRS.

Non-U.S. Holder

The following discussion applies to you if you are a “non-U.S. holder.” For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our Subordinate Voting Shares that, for U.S. federal income tax purposes, is neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Taxation of Distributions

As described in the section titled “Dividend Policy,” we have never declared nor paid cash dividends on our Subordinate Voting Shares, and we do not currently anticipate paying any dividends on our Subordinate Voting Shares. However, if we do make distributions on our Subordinate Voting Shares, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our Subordinate Voting Shares, but not below zero, and then will be treated as gain from the sale of stock as described below under “-Gain on Disposition of Subordinate Voting Shares.”

Subject to the discussions below regarding effectively connected income, backup withholding and Foreign Account Tax Compliance Act, or FATCA, withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us or the applicable paying agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. We may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount to the extent provided for in the Treasury Regulations. A non-U.S. holder of shares of our Subordinate Voting Shares may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our Subordinate Voting Shares through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax if you satisfy applicable certification and disclosure requirements, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying that such dividends are effectively connected with your conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the same rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business also may be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our Subordinate Voting Shares, including the application of any applicable tax treaties that may provide for different rules.

Gain on Disposition of Subordinate Voting Shares

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Subordinate Voting Shares unless:

●	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

●	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

●	we are a United States real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and either (i) the Company’s Subordinate Voting Shares have ceased to be regularly traded on an established securities market or (ii) a non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our Subordinate Voting Shares.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. If the third bullet point above applies to a non-U.S. holder, the non-U.S. holder generally will be taxed on its net gain derived from the disposition of Subordinate Voting Shares at the U.S. federal income tax rates applicable to United States persons (as defined in the Code). In addition, a buyer of such stock from a non-U.S. holder may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition.

If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under regular U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the net gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our Subordinate Voting Shares made to you may be subject to backup withholding at the applicable statutory rate (currently, 24%) unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed and signed IRS Form W-8BEN, W-8BEN-E or IRS Form W-8ECI (or successor form) or otherwise establish an exemption. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding Requirements under the Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, or, collectively, FATCA, generally impose a U.S. federal withholding tax of 30% on dividends on, and subject to the discussion below, the gross proceeds from a sale or other disposition of, our Subordinate Voting Shares, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. A foreign financial institution must certify its compliance with FATCA by delivering a completed and signed IRS Form W-8BEN-E to us, along with such other documentation as may be required to establish such institution’s exemption from FATCA withholding.

FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and, subject to the discussion below, the gross proceeds from a sale or other disposition of, our Subordinate Voting Shares paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. A non-financial foreign entity must certify its status as such and identify any substantial U.S. owners of the entity by delivering a completed and signed IRS Form W-8BEN-E to us, along with such other documentation as may be required to establish such entity’s exemption from FATCA withholding. The purpose of FATCA is to insure that foreign entities receiving payments from U.S. sources disclose all of their direct or indirect U.S. owners.

Proposed U.S. Treasury Regulations would eliminate possible FATCA withholding on the gross proceeds from a sale or other disposition of the Subordinate Voting Shares, and may be relied upon by taxpayers until final regulations are issued.

The withholding tax under FATCA will apply regardless of whether the payment otherwise would be exempt from withholding tax, including under the exemptions described above for effectively connected income and under applicable tax treaties. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of FATCA withholding taxes. An intergovernmental agreement for FATCA between the United States and the non-U.S. holder’s country of residence may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our Subordinate Voting Shares.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, owning and disposing of our Subordinate Voting Shares, including the consequences of any proposed change in applicable laws.

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